UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Grubb & Ellis Co

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

400095204

(CUSIP Number)

October 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 400095204

1	NAME OF REPORTING PERSON Forward Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 94-3310130
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6	SHARED VOTING POWER
14,584,591.48 Note: Comprised of 240,646 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 14,584,591.48 See Note above
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,584,591.48 See Note above
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.44% See Note above
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 400095204

1	NAME OF REPORTING PERSON Forward Select Income Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 31-1761322
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6	SHARED VOTING POWER
13,402,774.48 Note: Comprised of 221,146 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 13,402,774.48 See Note above.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,402,774.48 See Note above.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.51% See Note above.
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 400095204

1	NAME OF REPORTING PERSON Forward Real Estate Long/Short Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 68-0428072
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6	SHARED VOTING POWER
424,242 Note: Comprised of 7,000 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 424,242 See Note above.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,242 See Note above
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.33% See Note above
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 400095204

1	NAME OF REPORTING PERSON Condor Partners, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 91-1838570
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6	SHARED VOTING POWER
284,848.2 Note: Comprised of 4,700 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 284,848.2 See Note above.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 284,848.2 See Note above.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.22% See Note above.
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 400095204

1	NAME OF REPORTING PERSON Preferred Yield Plus, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 68-0428072
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6	SHARED VOTING POWER
296,969.4 Note: Comprised of 4,900 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 296,969.4 See Note above.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,969.4 See Note above.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.23% See note above.
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 400095204

1	NAME OF REPORTING PERSON Kensington Realty Income Fund, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 91-1838579
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6	SHARED VOTING POWER
175,757.4 Note: Comprised of 2,900 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 175,757.4 See Note above.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 175,757.4 See Note above.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.14% See Note above.
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 400095204

ITEM 1(a).	NAME OF ISSUER:
Grubb & Ellis Co
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
1551 N. Tustin Avenue, Suite #300 Santa Ana, CA 92705
ITEM 2(a).	NAME OF PERSON FILING:
Forward Management, LLC Forward Select Income Fund Forward Real Estate Long/Short Fund Condor Partners, L.P. Preferred Yield Plus, LP Kensington Realty Income Fund, L.P.
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
101 California Street, Suite 1600 San Francisco, CA 94111
ITEM 2(c).	CITIZENSHIP:
Forward Management, LLC - Delaware
Forward Select Income Fund - Delaware
Forward Real Estate Long/Short Fund - Delaware
Condor Partners, L.P. - California
Preferred Yield Plus, LP - California
Kensington Realty Income Fund, L.P. - California

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, $0.01 Par Value
ITEM 2(e).	CUSIP NUMBER:
400095204
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[X] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
14,584,591.48 See Notes on each separate page for reporting persons.
	(b)	Percent of class:
11.44% See Notes on each separate page for reporting persons.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote:
Forward Management, LLC - 14,584,591.48 Note: Comprised of 240,646 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
Forward Select Income Fund - 13,402,774.48 Note: Comprised of 221,146 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
Forward Real Estate Long/Short Fund - 424,242 Note: Comprised of 7,000 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
Condor Partners, L.P. - 284,848.2 Note: Comprised of 4,700 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
Preferred Yield Plus, LP - 296,969.4 Note: Comprised of 4,900 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.
Kensington Realty Income Fund, L.P. - 175,757.4 Note: Comprised of 2,900 shares of 12% cumulative participating perpetual convertible preferred stock, which are currently convertible into the specified number of shares of common stock, based on a conversion ratio of 1 to 60.606. Percentages are based on 69,147,403 outstanding shares of common stock (as of the record date of November 16, 2011 stated in the preliminary proxy statement filed by the issuer) and assuming all 963,500 outstanding shares of preferred stock (from the same preliminary proxy statement) have been converted into an additional 58,393,881 voting shares of common stock.

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of:
Forward Management, LLC - 14,584,591.48 See Note above
Forward Select Income Fund - 13,402,774.48 See Note above.
Forward Real Estate Long/Short Fund - 424,242 See Note above.
Condor Partners, L.P. - 284,848.2 See Note above.
Preferred Yield Plus, LP - 296,969.4 See Note above.
Kensington Realty Income Fund, L.P. - 175,757.4 See Note above.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
November 21, 2011

Date
Forward Management, LLC
/s/ Alan Seigerman

Signature
Alan Seigerman, Chief Financial Officer

Name/Title

November 21, 2011

Date
Forward Select Income Fund Forward Real Estate Long/Short Fund
/s/ Judith M. Rosenberg

Signature
Judith M. Rosenberg, Chief Compliance Officer

Name/Title

November 21, 2011

Date
Condor Partners, L.P. Preferred Yield Plus, L.P. Kensington Realty Income Fund, L.P.
/s/ Robert S. Naka

Signature
Robert S. Naka, Managing Director, Operations Forward Management, LLC

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 400095204

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the Act) by and among the parties listed below, each referenced to herein as a Joint Filer. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: November 21, 2011

Forward Management, LLC

By: /s/ Robert S. Naka
Name: Robert S. Naka
Title: Managing Director, Operations

Forward Select Income Fund

By: /s/ Judith M. Rosenberg
Name: Judith M. Rosenberg
Title: Chief Compliance Officer

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the Act) by and among the parties listed below, each referenced to herein as a Joint Filer. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: November 21, 2011

Forward Management, LLC

By: /s/ Robert S. Naka
Name: Robert S. Naka
Title: Managing Director, Operations

Forward Real Estate Long/Short Fund

By: /s/ Judith M. Rosenberg
Name: Judith M. Rosenberg
Title: Chief Compliance Officer

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the Act) by and among the parties listed below, each referenced to herein as a Joint Filer. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: November 21, 2011

Forward Management, LLC

By: /s/ Alan Seigerman
Name: Alan Seigerman
Title: Chief Financial Officer

Condor Partners, L.P.

By: /s/ Robert S. Naka
Name: Robert S. Naka
Title: Managing Director, Operations
Forward Management, LLC

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the Act) by and among the parties listed below, each referenced to herein as a Joint Filer. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: November 21, 2011

Forward Management, LLC

By: /s/ Alan Seigerman
Name: Alan Seigerman
Title: Chief Financial Officer

Kensington Realty Income Fund, L.P.

By: /s/ Robert S. Naka
Name: Robert S. Naka
Title: Managing Director, Operations
Forward Management, LLC

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the Act) by and among the parties listed below, each referenced to herein as a Joint Filer. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: November 21, 2011

Forward Management, LLC

By: /s/ Alan Seigerman
Name: Alan Seigerman
Title: Chief Financial Officer

Preferred Yield Plus, L.P.

By: /s/ Robert S. Naka
Name: Robert S. Naka
Title: Managing Director, Operations
Forward Management, LLC